Exhibit 3.1 (iv)

RESOLVED, that Section 3.1 of the by-laws be and is hereby amended to increase the number of authorized directors to eight (8).


Exhibit 3.1 (v)

RESOLVED, that Section 5 of the By-laws is hereby amended to renumber
Paragraph 5.4 as Paragraph 5.6, and to add thereto new Paragraphs 5.4 and 5.5 to read as follows:

5.4	Finance Committee.  The Finance Committee shall consist of three or more directors as the Board of Directors shall designate. The Committee during intervals between meetings of the Board of Directors shall have all the powers of the Board of Directors (except with respect to matters within the powers of the Audit Committee or the Compensation Committee) concerning the determination of financial policies of the Company and the management of its financial affairs, not inconsistent, however, with law or with such specific directions as to the conduct of affairs as shall have been given by the Board of Directors. The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors.

During intervals between meetings of the Committee, the Chairman of the Committee shall have and may exercise such of the powers of the Committee as from time to time shall be conferred upon them by resolution of the Board of Directors or of the Finance Committee.

5.5	Executive Advisory Committee.  The Executive Advisory Committee shall consist of three or more directors as the Chairman of the Board of Directors shall designate. The Committee shall meet on the call of the Chairman for advice and assistance, but is not authorized to exercise any of the powers of the Board of Directors.